Exhibit 99.1

Interim unaudited consolidated financial statements of

New Gold Inc.

At and for the three months ended March 31, 2010

New Gold Inc.
March 31, 2010

New Gold Inc.
Consolidated statements of operations
Three month periods ended March 31
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	2010	2009
	$	$
		(Note 8)

Revenues	101,620	44,325
Operating expenses	(52,256)	(23,773)
Depreciation and depletion	(12,741)	(8,479)
Earnings from mine operations	36,623	12,073

Corporate administration	(7,989)	(4,860)
Exploration	(1,794)	(1,067)

Income from operations	26,840	6,146
Other income (expense)
Realized and unrealized gain on investments	3,944	-
Unrealized gain on prepayment option (Note 10(a))	1,907	-
Interest and other income	616	246
Gain on redemption of long-term debt (Note 10(a))	-	14,236
Interest and finance fees (Note 10(e))	(232)	(84)
Other expense	(2,082)	-
Loss on foreign exchange	(4,813)	(1,984)

Earnings before taxes	26,180	18,560
Income and mining taxes (Note 13)	(8,992)	(6,491)

Net earnings from continuing operations	17,188	12,069
Earnings from discontinued operations, (Note 8)	305	10
Net earnings	17,493	12,079

Earnings per share from continuing operations
Basic	0.04	0.06
Diluted	0.04	0.06

Earnings per share from discontinued operations
Basic	0.00	0.00
Diluted	0.00	0.00

Earnings per share
Basic	0.04	0.06
Diluted	0.04	0.06

Weighted average number of shares outstanding (Note 12(e))
(in thousands)
Basic	388,956	212,848
Diluted	398,190	212,930

(i) Stock option expense (a non-cash item included in corporate
administration)	2,302	1,332

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of comprehensive income
Three month periods ended March 31
(Expressed in thousands of U.S. dollars)
(Unaudited)
	2010	2009
	$	$

Net earnings	17,493	12,079

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(3,160)	-
Unrealized gains on mark-to-market of fuel contracts	85	-
Future income tax	1,824	-
Total other comprehensive loss	(1,251)	-
Total comprehensive income	16,242	12,079

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)
	March 31,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	343,715	262,325
Restricted cash (Note 5)	-	9,201
Accounts receivable	15,644	10,345
Inventories (Note 6)	88,743	86,299
Future income and mining taxes	6,934	8,848
Current portion of mark-to-market gain on fuel contracts (Note 11)	726	706
Prepaid expenses and other	6,539	6,933
Current assets of operations held for sale (Note 8)	10,585	10,298
Total current assets	472,886	394,955

Investments (Note 7)	2,149	45,890
Mining interests (Note 9)	2,012,749	2,000,438
Future income tax asset	2,028	2,250
Reclamation deposits and other	19,739	17,646
Assets of operations held for sale (Note 8)	27,009	27,080
Total assets	2,536,560	2,488,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	40,610	36,033
Current portion of long-term debt (Note 10)	-	12,088
Current portion of mark-to-market loss on gold contracts (Note 11)	20,288	19,206
Income and mining taxes payable	15,067	15,677
Current liabilities of operations held for sale (Note 8)	8,943	10,414
Total current liabilities	84,908	93,418

Reclamation and closure cost obligations (Note 14)	21,040	19,889
Mark-to-market loss on gold contracts (Note 11)	76,782	76,780
Future income and mining taxes	314,606	316,426
Long-term debt (Note 10)	217,704	225,456
Deferred benefit (Note 9)	46,276	-
Employee benefits and other	5,618	5,355
Liabilities of operations held for sale (Note 8)	19,272	19,890
Total liabilities	786,206	757,214

Shareholders' equity
Common shares (Note 12 (a))	1,812,625	1,810,865
Contributed surplus	84,291	82,984
Share purchase warrants (Note 12 (d))	150,656	150,656
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(30,456)	(29,205)
Deficit	(288,366)	(305,859)
	(318,822)	(335,064)
Total shareholders' equity	1,750,354	1,731,045
Total liabilities and shareholders' equity	2,536,560	2,488,259

Commitments and contingencies (Note 21)
Subsequent events (Note 22)

Approved by the Board
“Robert Gallagher”
Robert Gallagher, Director
“James Estey”
James Estey, Director

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of shareholders' equity
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)
	March 31,	December 31,
	2010	2009
	$	$
Common shares
Balance, beginning of period	1,810,865	1,321,110
Share issue costs	-	103,122
Shares issued for mineral properties	-	63
Acquisition of Western Goldfields (Note 4)	-	375,367
Exercise of options	1,760	11,203
Balance, end of period	1,812,625	1,810,865

Contributed surplus
Balance, beginning of period	82,984	65,409
Exercise of options	(995)	(5,803)
Acquisition of Western Goldfields (Note 4)	-	9,949
Expiry of warrants	-	6,808
Stock-based compensation	2,302	6,621
Balance, end of period	84,291	82,984

Share purchase warrants
Balance, beginning of period	150,656	145,614
Acquisition of Western Goldfields (Note 4)	-	11,850
Expiry of warrants	-	(6,808)
Balance, end of period	150,656	150,656

Equity component of convertible debentures	21,604	21,604

Accumulated other comprehensive loss
Balance, beginning of period	(29,205)	(406)
Net change in fair value of hedging instruments (Note 11)	(1,251)	(27,639)
Reclassification of gains on available-for-sale investments to earnings	-	(1,160)
Unrealized gain on available-for-sale investments	-	-

Deficit
Balance, beginning of period	(305,859)	(111,543)
Net earnings (loss)	17,493	(194,316)
Balance, end of period	(288,366)	(305,859)

Total shareholders' equity	1,750,354	1,731,045

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of cash flows
Three month periods ended March 31
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)
	2010	2009
	$	$
Operating activities
Net earnings	17,493	12,079
Earnings from discontinued operations	(305)	(10)
Items not involving cash
Unrealized gain on gold contracts	(2,076)	-
Unrealized gain on fuel contracts	65	-
Unrealized foreign exchange loss	4,812	2,719
Unrealized and realized gain on of investments	(3,944)	-
Loss on disposal of assets	398	-
Depreciation and depletion	12,522	8,480
Stock option expense	2,302	1,332
Gain on embedded derivative contract	(1,907)	-
Remediation costs incurred	(16)	-
Future income and mining taxes	(1,067)	2,787
Gain on redemption of long-term debt	-	(14,236)
Other		327
Change in non-cash working capital (Note 15)	(8,331)	(16,209)
Cash provided by (used in) continuing operations	19,946	(2,731)
Cash provided by (used in) discontinued operations	(1,696)	10,452

Investing activities
Mining interests	(18,968)	(26,408)
Reclamation deposits	(41)	-
Receipt of accrued interest on investments	-	4,716
Reduction of restricted cash	9,201	-
Proceeds from disposal of assets	29	-
Cash received in El Morro transaction, net of transaction costs	46,276	-
Investment in El Morro	(463,000)	-
Proceeds from settlement of investments	48,112	-
Cash provided by (used in) continuing operations	(378,391)	(21,692)
Cash used in discontinued operations	(219)	(721)

Financing activities
Common shares issued	-	46
Exercise of options to purchase common stock	765	-
El Morro loan	463,000	-
Repayment of long-term debt	(27,235)	(25,575)
Cash provided by (used in) continuing operations	436,530	(25,529)
Cash provided by (used in) discontinued operations	-	(7,000)

Effect of exchange rate changes on cash and cash equivalents	5,295	(1,837)

Increase (decrease) in cash and cash equivalents	81,465	(49,058)
Cash and cash equivalents, beginning of period	263,151	185,668
Cash and cash equivalents, end of period	344,616	136,610

Comprised of
Cash and cash equivalents of continuing operations	343,715	130,224
Cash and cash equivalents of discontinued operations	901	6,386
	344,616	136,610

Cash and cash equivalents are comprised of
Cash	113,202	39,640
Short-term money market instruments	231,414	96,970
	344,616	136,610

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.	Description of business and nature of operations

New Gold Inc. and its wholly owned subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  New Gold Inc.’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mine in Australia.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.  Subsequent to March 31, 2010, New Gold Inc. disposed of its interest in the Amapari Mine in Brazil as described in Note 22.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009.  May 27, 2009 was determined to be the date of acquisition and these interim consolidated financial statements include the results of Western Goldfields from May 27, 2009 onward.

In 2009, the Amapari Mine was classified as a discontinued operation and therefore all financial results for this mine has been presented separately from continuing operations for current and comparative periods (see Note 8). Prior period comparative figures have been restated to conform to current period presentation.  As described in Note 22, subsequent to March 31, 2010, the Company disposed of its interest in the Amapari Mine.

2.	Summary of significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The preparation of interim financial information is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements.  The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual statements.

	(a)	Basis of presentation and principles of consolidation

These interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at March 31, 2010 and December 31, 2009 and results of operations and comprehensive income, shareholders’ equity and cash flows for the three months ended March 31, 2010 and 2009, have been made.

		The principal subsidiaries of the Company as of March 31, 2010 are as follows:

		Subsidiary	Interest
		Metallica Resources Inc.	100%
		Metallica Resources Alaska Inc.	100%
		Minera Metallica Resources Chile Limitada	100%
		Minera San Xavier, S.A. de C.V.	100%
		Mineração Pedra Branca do Amapari Ltda (“Amapari”)	100%
		Peak Gold Mines Pty	100%
		Inversiones El Morro Limitada	100%
		Western Goldfields Inc.	100%
		Western Goldfields (USA) Inc.	100%
		Western Mesquite Mines Inc.	100%

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any investments that qualify as VIE’s.  All intercompany transactions and balances are eliminated.  As described in Note 22, subsequent to March 31, 2010, the Company disposed of Amapari.

	(b)	Use of estimates

The preparation of interim consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the interim consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

The preparation of interim consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates used in the preparation of these interim consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, measurement of revenue and accounts receivable, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the assumptions used in the accounting for stock-based compensation, valuation of warrants, valuation of embedded derivatives, valuation of derivative instruments, valuation of investments, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

3.	Future changes in accounting policies

	(a)	Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.	Future changes in accounting policies (continued)

	(a)	Multiple Deliverable Revenue Arrangements (continued)

Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the three months ended March 31, 2010.

	(b)	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

4.	Business combination

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share and nominal cash consideration for each common share of Western Goldfields. The Business Combination received final court approval on May 27, 2009.

142,796,000 common shares issued to Western Goldfields’ shareholders were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

	The final allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:
		$
	Issuance of New Gold shares (142,796,000 common shares)	375,554
	Fair value of options issued	9,949
	Fair value of warrants issued	11,850
	Purchase consideration	397,353

	Net assets acquired
	Net working capital (including cash of $20,735)	39,427
	Plant and equipment	102,693
	Mining interest	234,479
	Reclamation deposits	8,978
	Other assets	1,790
	Fair value of gold contracts	(50,960)
	Long-term debt	(56,984)
	Reclamation and closure costs obligations	(5,221)
	Future income taxes	(68,948)
	Goodwill	192,099
		397,353

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.	Business combination (continued)

For purposes of these interim consolidated financial statements the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination.

5.	Restricted cash

On February 26, 2010, the Company repaid the Mesquite Mine term loan facility as described in Note 10(c).  Under the terms of that term loan facility, the Company was required to set aside an amount equal to the debt service amounts (principal and interest) payable on the next repayment date as set out in the amended credit agreement dated October 7, 2009.  Interest earned on the debt service reserve account was for the account of the Company.  As a result of the repayment of the term loan, the restricted cash balance was released to the Company for its general use resulting in restricted cash of $nil at March 31, 2010 (December 31, 2009 - $9.2 million).

6.	Inventories
		March 31	December 31
		2010	2009
		$	$

	Heap leach ore	56,206	58,169
	Work-in-process	15,786	13,907
	Finished goods	5,511	4,819
	Stockpiled ore	54	55
	Supplies	11,186	9,349
		88,743	86,299

The amount of inventories recognized in operating expenses for the three months ended March 31, 2010 is $48.5 million (2009 - $21.6 million).  There were no write-downs or reversals of write-downs during the period.

7.	Investments

The Company owns $20.6 million (Cdn$20.9 million) (December 31, 2009 – $99.4 million (Cdn$104.0 million)) of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company has designated the investments as held-for-trading financial instruments.

In January 2010, the Company disposed of its remaining MAV 2 A1 and A2 Notes which had a face value of $79.4 million (Cdn$83.1 million) for proceeds of $48.1 million (Cdn$49.9 million) and a gain of $2.5 million.  The AB Notes are recorded at their estimated fair value with the resulting changes in fair value being included in net earnings as the AB Notes have been designated as held-for-trading.  The difference between the historic fair value and the proceeds from the disposition has been included in the mark-to-market gain on investments.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.	Investments (continued)

	The table below summarizes the Company’s valuations at March 31, 2010 and December 31, 2009.

		March 31		December 31
		2010		2009
			Fair		Fair
		Face	value	Face	value	Expected
	Restructuring categories	value	estimate	value	estimate	maturity date
		$	$	$	$
		(millions)	millions)	(millions)	(millions)
	MAV 2 Notes
	A1 (rated A)	-	-	66.7	39.3
	A2 (rated A)	-	-	12.7	5.9
	B	5.6	1.1	5.5	0.5	December 31, 2016
	C	4.3	-	4.1	-	December 31, 2016
	Traditional asset tracking notes
	MAV3 - Class 9	0.1	0.1	0.1	0.1	September 12, 2015
	Ineligible asset tracking notes
	MAV2 - Class 3/13/15	10.6	0.9	10.3	0.1	December 20, 2012 to October 24, 2016
		20.6	2.1	99.4	45.9

At March 31, 2010, the AB Notes have been valued based on bid prices for these assets received from dealers and brokers active in the AB Notes market.  The Company receives the bid prices on a regular and recurring basis from a number of sources.  The bid prices received for the MAV 2 B notes have ranged from 18% to 20% of face value.  The Company believes that 19% is the best estimate of fair value for these notes.  The bid prices received for the MAV 2 C notes have been approximately 1% of the face value which the Company has used to fair value these notes. The MAV 2 Class 3 and 13 tracking notes are valued using the same methodology and are valued at approximately 1% and 10% respectively.

8.	Operations held for sale

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at the Amapari Mine was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended.  On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which holds the Amapari Mine and other related assets, to Beadell Resources Ltd. ("Beadell"). The agreement with Beadell was modified on March 31, 2010 whereby the Company would now dispose of its interest in the Amapari Mine for $53.0 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  The transaction closed subsequent to March 31, 2010 as described in Note 22.  Proceeds to the Company were $37.0 million in cash and 115.0 million Beadell shares valued at $16.0 million.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.	Operations held for sale (continued)

	Assets and liabilities pertaining to the Amapari Mine are as follows:

		March 31	December 31
		2010	2009
		$	$

	Current assets	10,585	10,298
	Non-current assets	27,009	27,080
	Current liabilities	(8,943)	(10,414)
	Long-term liabilities	(19,272)	(19,890)
		9,379	7,074

	The Amapari Mine was classified as an asset held for sale on the consolidated balance sheets.

The consolidated statements of operations have separately presented the net earnings from discontinued operations for the three months ended March 31, 2010 and 2009.  Revenues, earnings before taxes and net earnings are as follows:

		2010	2009
		$	$

	Revenue	2,746	14,440
	Earnings before taxes	305	10
	Net earnings	305	10

	The cash flows from discontinued operations for the three months ended March 31, 2010 and 2009 are as follows:

		2010	2009
		$	$

	Operating activities	(1,696)	10,452
	Investing activities	(219)	(721)
	Financing activities	-	(7,000)
	Increase (decrease) in cash and cash equivalents
	from discontinued operations	(1,915)	2,731

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.	Mining interests

	Mining interest consists of the following:

				March 31, 2010
			Accumulated
			depreciation	Net book
		Cost	and depletion	value
		$	$	$

	Mining properties	1,766,629	50,525	1,716,104
	Plant and equipment	352,648	56,003	296,645
		2,119,277	106,528	2,012,749

				December 31, 2009
			Accumulated
			depreciation	Net book
		Cost	and depletion	value
		$	$	$

	Mining properties	1,744,236	43,464	1,700,772
	Plant and equipment	348,078	48,412	299,666
		2,092,314	91,876	2,000,438

	The Company capitalized $5.9 million of interest for the three months ended March 31, 2010 (2009 - $5.3 million) related to the New Afton project.

A summary of net book value by property is as follows:
		Mining properties
		Non-
	Depletable	depletable		Plant and	March 31	December 31
	$	$	Total	equipment	2010	2009
			$	$	$	$

Mesquite Mine	176,623	44,865	221,488	94,653	316,141	322,426
Cerro San Pedro Mine	230,721	84,822	315,543	69,015	384,558	383,860
Peak Mine	58,804	61,506	120,310	58,750	179,060	178,203
New Afton Project	-	649,987	649,987	73,191	723,178	706,307
El Morro Project (a)	-	383,388	383,388	-	383,388	383,347
Other projects	-	25,388	25,388	-	25,388	25,273
Corporate	-	-	-	1,036	1,036	1,022
	466,148	1,249,956	1,716,104	296,645	2,012,749	2,000,438

(a)	Chile - El Morro project (“El Morro”)

The Company owns a 30% interest in the El Morro copper-gold project which is an advanced stage copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010. Prior to this date, Xstrata Copper Chile S.A. (“Xstrata”) was the 70% owner in the project.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) and Xstrata entered into a sale agreement for Xstrata’s 70% interest in the El Morro Project for a total cash consideration of $463.0 million subject to the expiry or cancellation of the right of first refusal held by the

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.	Mining interests (continued)

	(a)	Chile - El Morro project (“El Morro”)

	Company. On January 7, 2010 the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro Project for $463.0 million.

On February 16, 2010, the 70% interest in the El Morro Project was acquired by a wholly owned subsidiary of the Company and the acquisition was funded by a $463.0 million loan from Goldcorp as contemplated under the Agreement.  The completion of the remaining transactions under the Agreement with Goldcorp resulted in a Goldcorp subsidiary now holding the 70% interest in the El Morro Project with the Company retaining its original 30% interest in the project.

	The Agreement with Goldcorp also modified the terms of the shareholders agreement between the 70% interest holder and the 30% interest holder. The modified terms include:

	•
The Company received $50.0 million and Goldcorp assumed the loan upon completion of this transaction. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into income over the life of the revised terms of the shareholders’ agreement.

	•
A change to the funding agreement whereby Goldcorp will fund 100% of the Company’s program funding share until commercial production is reached.  The Goldcorp funding will be interest bearing at U.S. 7-year Treasury Rate plus 1.87% and is compounded monthly;

	•
The Company will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

10.	Long-term debt

	Long-term debt consists of the following:

		March 31	December 31
		2010	2009
		$	$

	Senior secured notes (a)	174,522	169,044
	Subordinated convertible debentures (b)	39,476	37,609
	Term loan facility (c)	-	27,235
	El Morro project funding loan (d)	3,706	3,656
		217,704	237,544
	Less: Current portion of term loan facility	-	(12,088)
		217,704	225,456

	(a)	Senior secured notes

	The face value of the senior secured notes (“Notes”) at March 31, 2010 was $184.1 million (Cdn$187.0 million) (2009 - $178.7 million (Cdn$187.0 million)).

During the first quarter of 2009, the Company acquired $47.8 million (Cdn$50.0 million) face value of its senior secured notes for consideration of $25.6 million (Cdn$30.0 million) from the noteholders. This results in a reduction of approximately Cdn$5.0 million per year in interest

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt (continued)

	(a)	Senior secured notes (continued)

payments. The Company recorded a gain on redemption of $14.2 million related to this transaction.

The Company has the right to redeem the Notes in whole or in part at any time and from time to time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At March 31, 2010 the redemption price was 114% and is scheduled to decrease to 110% on June 28, 2010.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At March 31, 2010, the fair value of the derivative asset was determined to be $1.9 million (2009 - $nil).  The Company has recorded the fair value of the derivative asset in other assets and has included the resulting change in the fair value as a gain in the determination of net income.

	(b)	Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at March 31, 2010 was $54.2 million (Cdn$55.0 million) (2009 - $52.6 million (Cdn$55.0 million)).

In 2007, NGI issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

At the time of acquisition by the Company, the Company allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The similar debt instrument was assumed to have an interest rate of 8% at the time of acquisition. The equity component was valued using the Black-Scholes model with the following assumptions: no dividends paid, volatility of 60%, risk free interest rate of 3.45% and expected life of six years. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.  The debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt (continued)

	(c)	Term loan facility

As part of the Business Combination (Note 4) in 2009, the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility was secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

On October 7, 2009, the Company’s term loan facility related to development of the Mesquite Mine was amended. The key change was to agree that the Mesquite Mine had satisfied a defined completion test which released the guarantee provided by Western Goldfields.  Other changes included:

		•	cancellation of the remaining undrawn facility of $18.6 million;
		•	a $15.0 million prepayment of principal which was made on October 7, 2009;
		•	increasing the interest rate from U.S. dollar LIBOR plus 2.20% to U.S. dollar LIBOR plus 4.25%;
		•	a restructuring fee payment of $0.2 million;
		•	repayable by June 30, 2012; and,
		•	conversion of the cost overrun account (Note 5) to a debt service reserve account.

In addition to the scheduled repayments, mandatory prepayments were required semi-annually based on 50% of the excess cash flows from the Mesquite Mine.

On February 26, 2010 the Company retired the term loan facility by paying the total outstanding principal of $27.2 million. The facility cannot be redrawn, however the covenants and security remain in place until the gold hedging contracts, as described in Note 11(a) are fully delivered by the end of 2014 or monetized at an earlier date.  With the retirement of the term loan facility, the Company is able to monetize the gold hedge at its discretion.

	(d)	El Morro project funding loan

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9) until commencement of commercial production. These amounts, plus interest, would be repaid out of 80% of the Company’s distributions once El Morro was in production. Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments. The loan was secured against all rights and interests of the Company’s El Morro subsidiaries, including shares.

From the date of completion of the Agreement with Goldcorp, Goldcorp has agreed to fund 100% of the Company’s program funding commitments on El Morro until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. Interest is based on the U.S. 7-year Treasury Rate plus 1.87% and is compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments and Goldcorp will take-over this loan at the new, lower interest rate from February 16, 2010. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including shares.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt (continued)

	(e)	Interest expense

		Interest expense for the three months ended March 31, 2010 and 2009 is composed of the following:
			2010	2009
			$	$

		Interest	5,374	4,462
		Non-cash interest charges	737	931
			6,111	5,393
		Less: Interest capitalized to mining interests	(5,879)	(5,309)
			232	84

11.	Derivative instruments

	The following tables summarize derivative related liabilities and assets:

				Asset derivatives
			March 31	December 31
			2010	2009
			$	$
		Derivatives classified as hedging instruments
		for accounting purposes
		Fuel contracts	726	706
			726	706
		Less: Current portion	(726)	(706)
			-	-

				Liability derivatives
			March 31	December 31
			2010	2009
			$	$
		Derivatives classified as hedging instruments
		for accounting purposes
		Gold hedging contracts	97,070	95,986
			97,070	95,986
		Less: Current portion	(20,288)	(19,206)
			76,782	76,780

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.	Derivative instruments (continued)

	The following table summarizes realized derivative gains (losses) for the three months ended March 31, 2010 and 2009.

		2010	2009
		$	$
	Derivatives classified as hedging instruments for
	accounting purposes
	Gold hedging contracts	(2,870)	-
	Fuel contracts	25	-
		(2,845)	-

Prior to qualifying for hedge accounting on July 1, 2009, realized gains (losses) were classified in other income. After qualifying for hedge accounting, the Company classifies realized gains (losses) for gold hedging contracts in revenue and fuel contracts in operating expenses.

	The following table summarizes unrealized derivative gains for the three months ended March 31, 2010 and 2009.

		2010	2009
		$	$
	Derivatives not classified as hedging instruments for
	accounting purposes
	Prepayment option	1,907	-
		1,907	-

	For the three months ended March 31, 2010 and 2009 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

	The following table summarizes derivative gains (losses) in other comprehensive income for the three months ended March 31, 2010 and 2009.

		2010	2009
		$	$
	Effective portion of change in fair value of hedging
	instruments
	Gold hedging contracts	(3,160)	-
	Fuel contracts	85	-
	Future income tax	1,824	-
		(1,251)	-

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At March 31, 2010, the Company’s estimate of the net amount of existing derivative gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $(11.8) million for gold hedging contracts and $0.3 million for fuel contracts.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.	Derivative instruments (continued)

(a) Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), Western Mesquite Mines Inc. was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At March 31, 2010, the Company had remaining gold forward sales contracts for 313,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 57 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b) Fuel contracts

The Company entered into fuel hedge contracts that represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively. The Company is financially settling 252,000 gallons of diesel per month. At March 31, 2010, the Company had a remaining commitment of 2.2 million gallons of diesel over the next 9 months.

On July 1, 2009, the Company’s fuel contracts were designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

12.	Share capital

At March 31, 2010, the Company had unlimited authorized common shares and 389,284,000 common shares outstanding.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

	(a)	Common shares issued

			Number
			of shares
			(000's)	$

		Balance, December 31, 2008	212,841	1,321,110
		Shares issued (i)	30,705	103,122
		Shares issued for mineral properties ((ii) and (iii))	25	63
		Acquisition of Western Goldfields (iv)	142,796	375,367
		Exercise of options (v)	2,448	11,203
		Balance, December 31, 2009	388,815	1,810,865
		Exercise of options (vi)	469	1,760
		Balance, March 31, 2010	389,284	1,812,625

		(i)
On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares and the underwriters’ exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares granted the Company in connection with such offering at a price of $3.49 per share (Cdn$3.75 per share) for total gross proceeds of $107.2 million (Cdn$115.0 million). The Company incurred related share issuance costs of $4.1 million.

		(ii)	On August 31, 2009, the Company issued 5,000 common shares valued at $17,000 related to other exploration projects.

		(iii)	On February 27, 2009, the Company issued 20,000 common shares valued at $46,000 related to other exploration projects

		(iv)
On May 27, 2009, the Company issued 142,796,000 common shares to effect the acquisition of Western Goldfields, as described in Note 4.  These shares were issued at the closing share price of the Company on May 27, 2009, the transaction completion date, of $2.63 per share for total consideration of $375.4 million.

		(v)
During the year ended December 31, 2009, 2,448,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $5.4 million from these exercises and transferred $5.8 million from contributed surplus.

		(vi)
During the three months ended March 31, 2010, 469,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $0.8 million from these exercises and transferred $1.0 million from contributed surplus.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

	(b)	Stock options

		The following table presents the changes in the stock options.
						Weighted
						average
					Number of	exercise
					options	price
					(000's)	Cdn$

		Balance, December 31, 2008			8,990	6.94
		Options assumed on acquisition of Western
		Goldfields			5,699	1.58
		Granted			5,762	3.02
		Exercised			(2,448)	2.29
		Forfeited			(2,679)	6.27
		Balance, December 31, 2009			15,324	4.34
		Granted			2,258	4.39
		Exercised			(469)	1.55
		Forfeited			(63)	6.89
		Balance, March 31, 2010			17,050	4.41

		The following table summarizes information about the stock options outstanding at March 31, 2010.

				Options outstanding		Options exercisable
			Weighted
			average		Weighted		Weighted
			remaining	Number of	average	Number of	average
		Exercise	contractual	stock options	exercise	options	exercise
		prices	life (years)	outstanding	price	exercisable	price
		Cdn$		(000's)	Cdn$	(000's)	Cdn$

		0.34 - 0.99	3.94	1,204	0.73	1,204	0.73
		1.00 - 1.99	3.28	1,469	1.67	1,469	1.67
		2.00 - 2.99	4.86	2,868	2.58	1,644	2.48
		3.00 - 3.99	5.70	3,776	3.27	388	3.66
		4.00 - 4.99	6.68	2,330	4.39	71	4.39
		5.00 - 5.99	2.73	682	5.50	634	5.51
		6.00 - 6.99	2.52	998	6.31	998	6.31
		7.00 - 7.99	2.97	1,915	7.70	1,216	7.63
		8.00 - 8.99	-	-	-	-	-
		9.00 - 9.99	1.95	1,610	9.30	1,610	9.30
		11.00	1.16	198	11.00	198	11.00
		0.34 - 11.00	4.34	17,050	4.41	9,432	4.81

On January 27, 2010, the Company granted 2,258,000 stock options to employees, officers and directors.  These options have an exercise price of Cdn$4.39.  These options vest over a three year period and have a contractual life of seven years from date of grant.  The stock options had a grant date fair value of Cdn$2.98, which was determined by a Black-Scholes pricing model using the following assumptions: no dividends are to be paid; volatility of 70%, risk free interest rate of 2.81%, and expected life of seven years.  The grant date fair value will be amortized as part of compensation expense over the vesting period.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

	(b)	Stock options (continued)

The Company granted 2,306,000 stock options on February 17, 2009, 3,394,000 on June 2, 2009 and 62,000 on November 2, 2009 to employees, officers and directors. These options have an exercise price of Cdn$2.71, Cdn$3.21 and Cdn$3.92, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.   The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.72 was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 56%, risk free interest rate of 2.42%, and expected life of 6.8 years.

5,699,000 stock options were assumed on June 2, 2009 upon the acquisition of Western Goldfields as described in Note 4.  These stock options were valued at $9.7 million as part of the business combination valuation.

At March 31, 2010, the intrinsic value of the stock options outstanding was $23.2 million (December 31, 2009 - $23.5 million) and the intrinsic value of the stock options that were exercisable was $8.9 million (December 31, 2009 - $7.9 million).  For the three months ended March 31, 2010, the intrinsic value of the stock options exercised during the year was $1.4 million (2009 - $nil).

For the three months ended March 31, 2010, the Company recorded $2.3 million (2009 - $1.3 million) as stock-based compensation expense and recorded this amount in contributed surplus. At March 31, 2010, the total value of the non-vested stock options that remain to be expensed is $8.7 million (December 31, 2009 - $6.3 million).  It is expected that this amount shall be included in the determination of net income over the next 2.3 years.

	(c)	Share award units

In 2009, the Company established a share award unit program as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s share price on that date.  One-third of the share awards units vest annually on the anniversary of the grant date.   As the Company is required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day weighted average price of the Company’s common shares.  The changes in fair value will be included in the compensation expense for that period.

In January 2010, the Company issued 699,000 share award units.  In November 2009, the Company issued 560,000 share award units. Including the mark-to-market adjustment for the share award units previously issued, the Company recorded $0.9 million as compensation expense for the three months ended March 31, 2010 (2009 - $nil).  The total value of the non-vested share award units that remains to be expensed is $4.3 million (December 31, 2009 - $1.9 million).  It is expected that this amount will be included in the determination of net income over the next 2.7 years.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

	(d)	Share purchase warrants

		A summary of the changes in share purchase warrants is presented below:

					Weighted
				Common	average
			Number of	Shares	exercise
			warrants	Issuable	price
			(000's)	(000's)	Cdn$

		Balance, December 31, 2008 (i)	322,337	60,111	13.80
		Issued (i)	25	25	15.00
		WGI share purchase warrants
		exercisable into New Gold shares* (ii)	6,056	6,056	0.77
		Expired (iii)	(3,150)	(3,150)	6.11
		Balance, March 31, 2010 and December 31, 2009	325,268	63,042	12.94
		*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

(i)  On June 30, 2008, the Company completed a 10 for 1 common share consolidation as part of the Transaction described in the annual report.  The number of common shares outstanding has been adjusted to reflect this common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

The Company has 217,500,000 share purchase warrants (Series B) outstanding that entitle the holders of these warrants to purchase one common share for Cdn$15.00 per share for every 10 share purchase warrants held.  These warrants expire on April 3, 2012.

On February 28, 2008, the Company issued 73,862,000 common share purchase warrants (Series C) upon the conversion of the Special Warrants previously issued.  The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

On June 30, 2008, the Company issued 17,758,000 shares purchase warrants to effect the acquisition of Metallica, as described in Note 1.  These share purchase warrants were valued at $46.7 million as part of the business combination valuation.  At December 31, 2009, these share purchase warrants have expired.

On June 30, 2008, the Company issued 27,850,000 share purchase warrants (Series A) to effect the acquisition of NGI, as described in Note1.  These share purchase warrants were valued at $57.4 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for Cdn$15.00 per share for every share purchase warrant held.  These share purchase warrants expire on June 28, 2017.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

	(d)	Share purchase warrants

(ii)  On May 27, 2009, the Company issued 6,056,000 share purchase warrants to effect the acquisition of Western Goldfields, as described in Note 4.  The warrants were valued at $11.9 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for US$0.76 per share for every share purchase warrant held.  These share purchase warrants expire between June 9, 2011 and June 9, 2012.

		(iii) During the year ended December 31, 2009, 3,150,000 share purchase warrants expired resulting in a transfer from share purchase warrants to contributed surplus of $6.8 million.

		The following table summarizes information about outstanding share purchase warrants at March 31, 2010.

		Number	Shares	Exercise
		of warrants	Issuable	prices	Expiry date
		(000's)	(000's)	Cdn$

		460	460	0.77	July 12, 2011
		2,300	2,300	0.77	June 9, 2011
		217,500	21,750	15.00	April 3, 2012
		3,296	3,296	0.77	June 9, 2012
		73,862	7,386	9.00	November 28, 2012
		4,150	4,150	15.00	June 28, 2017
		23,700	23,700	15.00	June 28, 2017
		325,268	63,042
		*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

	(e)	Net earnings per share

		The following table sets forth the computation of diluted earnings (loss per share) for the three months ended March 31, 2010 and 2009.

			2010	2009

		Earnings from continuing operations	$17,188	$12,069
		Earnings from discontinued operations, net of tax	305	10
		Net earnings	$17,493	$12,079

		(in thousands)
		Basic weighted average number of shares outstanding	388,956	212,848

		Effective of diluted securities
		Stock options	4,237	82
		Warrants	4,997	-
		Diluted weighted average number of shares outstanding	398,190	212,930

		Earnings per share from continuing operations
		Basic	$0.04	$0.06
		Diluted	$0.04	$0.06

		Earnings per share from discontinued operations
		Basic	$0.00	$0.00
		Diluted	$0.00	$0.00

		Earnings per share
		Basic	$0.04	$0.06
		Diluted	$0.04	$0.06

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the three months ended March 31, 2010 and 2009, the equity securities were excluded as the exercise prices related to the particular security exceed the average market price of the common shares of the Company of Cdn$4.57 (2009 – Cdn$3.13) for the period.

			2010	2009
			(000's)	(000's)

		Stock options	5,904	15,324
		Share purchase warrants	56,986	63,042
		Convertible debentures	55,000	55,000

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.	Income and mining taxes

		2010	2009
		$	$

	Current income and mining tax expense	10,059	4,200
	Future income and mining tax recovery	(1,067)	2,291
		8,992	6,491

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

		2010	2009
		$	$

	Earnings before income taxes	26,180	18,560

	Canadian federal and provincial income tax rates	28.50%	31.00%

	Income tax recovery based on above rates	7,462	5,753
	Increase (decrease) due to
	Non-taxable income	(4,679)	(2,054)
	Non-deductible expenditures	(149)	(1,372)
	Different statutory tax rates on earnings of foreign
	subsidiaries	7,189	(228)
	Adjustment of prior year provision to statutory tax
	returns	4,623	45
	Non-taxable gain	(7,124)	-
	Benefit of losses not recognized in period	152	210
	Change in valuation allowance and other	1,518	4,137
		8,992	6,491

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.	Reclamation and closure cost obligations

	Changes to the reclamation and closure cost balance are as follows:

			Cerro		New
		Mesquite	San Pedro	Peak	Afton
		Mine	Mine	Mine	Project	Total
		$	$	$	$	$

	Balance, December 31, 2008	-	3,258	5,509	182	8,949
	Acquisition (Note 4)	5,221	-	-	-	5,221
	Reclamation expenditures	-	-	(32)	-	(32)
	Accretion	203	316	521	75	1,115
	Revisions to expected cash flows	163	843	880	1,556	3,442
	Foreign exchange	-	201	1,574	33	1,808
	Balance, December 31, 2009	5,587	4,618	8,452	1,846	20,503
	Reclamation expenditures	-	-	(8)	-	(8)
	Accretion	95	92	168	35	390
	Revisions to expected cash flows	-	253	-	-	253
	Foreign exchange	-	289	181	57	527
	Balance, March 31, 2010	5,682	5,252	8,793	1,938	21,665
	Less: current portion	(191)	(310)	(124)	-	(625)
		5,491	4,942	8,669	1,938	21,040

	The current portion of the reclamation and closure cost obligations have been included in accounts payable and accrued liabilities.

15.	Supplemental cash flow information

		Three months ended March 31
		2010	2009
		$	$
	Change in non-cash working capital
	Accounts receivable	(4,837)	(8,650)
	Inventories and stockpiled ore	(2,555)	(3,762)
	Accounts payable and accrued liabilities	(1,281)	(4,998)
	Prepaids and other	342	1,201
		(8,331)	(16,209)

	Operating activities included the following payments:
	Interest paid	206	34
	Income taxes paid	9,120	1,661

Non-cash investing activities includes $nil million for the three months ended March 31, 2010 (2009 - $1.1 million), and represents the Company’s share of contributions to the El Morro project funded by the joint venture partner (Note 10 (d)).  The completion of the Agreement with Goldcorp after the Company had exercised its right of first refusal to acquire a 70% interest in the El Morro Project resulted in non-cash retirement of debt to Goldcorp of $463.0 million and the non-cash disposal of the 70% interest in the El Morro project of $463.0 million.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.	Segmented information

	The Company manages its operations by geographical location. The results from operations for these reportable operating segments are summarized in the table below:

			Three months ended March 31, 2010
		USA	Mexico	Australia	Other (1)	Total
		$	$	$	$	$

	Revenues	51,835	17,977	31,808	-	101,620
	Operating expenses	(27,479)	(11,488)	(13,289)		(52,256)
	Depreciation and depletion	(6,890)	(3,326)	(2,525)		(12,741)
	Earnings from mine operations	17,466	3,163	15,994	-	36,623

	Corporate administration	(403)	(40)	(275)	(7,271)	(7,989)
	Exploration	-	(325)	(1,345)	(124)	(1,794)

	Earnings (loss) from operations	17,063	2,798	14,374	(7,395)	26,840
	Other income (expense)
	Realized and unrealized loss on investments	-	-	-	3,944	3,944
	Unrealized gain on prepayment option	-	-	-	1,907	1,907
	Interest and other income	16	65	200	335	616
	Interest and finance fees	(193)	-	-	(39)	(232)
	Other expense	-	(1,473)	(398)	(211)	(2,082)
	Gain (loss) on foreign exchange	33	(612)	(2,002)	(2,232)	(4,813)

	Earnings before taxes	16,919	778	12,174	(3,691)	26,180
	Income and mining taxes	(7,291)	(6,896)	(3,235)	8,430	(8,992)

	Net earnings (loss) from continuing operations	9,628	(6,118)	8,939	4,739	17,188

(1)Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.	Segmented information

				Three months ended March 31, 2009
			USA (1)	Mexico	Australia	Other (2)	Total
			$	$	$	$	$

	Revenues		-	21,251	23,074	-	44,325
	Operating expenses		-	(12,561)	(11,212)	-	(23,773)
	Depreciation and depletion		-	(6,124)	(2,321)	(34)	(8,479)
	Earnings from mine operations		-	2,566	9,541	(34)	12,073

	Corporate administration		-	(511)	(128)	(4,221)	(4,860)
	Business combination transaction costs		-	-	-	-	-
	Exploration		-	(821)	(246)	-	(1,067)
	Goodwill impairment charge		-	-	-	-	-

	Loss from operations		-	1,234	9,167	(4,255)	6,146
	Other income (expense)
	Realized and unrealized gain on gold contracts		-	-	-	-	-
	Realized and unrealized gain on fuel contracts		-	-	-	-	-
	Realized and unrealized loss on investments		-	-	-	-	-
	Interest and other income		-	33	(38)	251	246
	Gain on redemption of long-term debt		-	-	-	14,236	14,236
	Interest and finance fees		-	-	(82)	(2)	(84)
	Gain (loss) on foreign exchange		-	(3,384)	(883)	2,283	(1,984)

	Earnings (loss) before taxes		-	(2,117)	8,164	12,513	18,560
	Income and mining taxes		-	(585)	(2,341)	(3,565)	(6,491)

	Net earnings (loss) from continuing operations		-	(2,702)	5,823	8,948	12,069
	(1) Segment acquired on May 27, 2009 (Note 4) - results from operations for period of ownership.

(2)Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

				March 31		December 31
		Three months ended March 31		2010		2009
		2010	2009
		Expenditures	Expenditures
		for mining	for mining	Total		Total
		interest	interest	assets		assets
		$	$	$		$

	USA (1)	237	-	396,181		414,893
	Mexico	3,765	886	434,638		442,300
	Australia	3,221	4,666	238,275		228,420
	Canada	11,649	20,399	733,618		739,251
	Chile	-	452	392,976		392,976
	Other (2)	96	5	303,278		233,041
		18,968	26,408	2,498,966		2,450,881
	(1) Segment acquired on May 27, 2009 (Note 4 ) - results from operations for period of ownership.
	(2) Other includes corporate balances and exploration properties.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.	Capital risk management

	The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

	In the management of capital, the Company includes the components of shareholders’ equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, and investments.

	Capital, as defined above, at March 31, 2010 and December 31, 2009 is summarized in the following table.

		March 31	December 31
		2010	2009
		$	$

	Shareholders' equity	1,750,354	1,731,045
	Long-term debt	217,704	237,544
		1,968,058	1,968,589
	Cash and cash equivalents	(343,715)	(262,325)
	Investments	(2,149)	(45,890)
		1,622,194	1,660,374

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors.

Prior to March 4, 2010, the Company’s investment policy was to invest its cash in highly liquid, lower risk short-term interest-bearing investments with maturities of 90 days or less at the original date of acquisition.

On March 4, 2010, the Company adopted a new investment policy.  Going forward, the Company must invest its funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s and with maturities of 90 days or less at the original date of acquisition.  At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of six months (however any investments with a maturity of more than 90 days from the original date of acquisition will be classified as Investments, not cash) and the average term will generally range from seven days to 90 days.  Under the new policy, the Company is no longer permitted to make new investments in ABCP or auction rate securities.

The Company has a long-term note indenture (Note 10) that contains a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of the New Afton project.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

	(a)	Credit risk

		Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

		The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at March 31, 2010 is not considered to be high.

		The Company’s maximum exposure to credit risk at March 31, 2010, is as follows:

							March 31	December 31
							2010	2009
							$	$

		Cash and cash equivalents					343,715	262,325
		Restricted cash					-	9,201
		Accounts receivable					15,644	10,345
		Mark-to-market gain on fuel contracts					726	706
		Investments					2,149	45,890
		Reclamation deposits and other					19,739	17,646
							381,973	346,113

		The aging of accounts receivable at March 31, 2010 was as follows:

								March 31	December 31
			0-30	31-60	61-90	91-120	Over	2010	2009
			days	days	days	days	120 days	Total	Total
			$	$	$	$	$	$

		Mesquite Mine	103	-	51	19	-	173	273
		Cerro San Pedro Mine	899	692	836	-	3,477	5,904	5,348
		Peak Mine	8,936	-	-	-	9	8,945	3,922
		New Afton	324	2	5	8	-	339	632
		Corporate	281	-	-	2	-	283	170
			10,543	694	892	29	3,486	15,644	10,345

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

	(a)	Credit risk (continued)

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

		The outstanding $3.5 million over 120 days at Cerro San Pedro represents a Value Added Tax receivable due from the Mexican tax authority. Subsequent to March 31, 2010, the receivable has been settled.

		The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 17).

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At March 31, 2010, the Company had $9.0 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

		The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

		The Company has five customers (2009, three customers) that account for approximately 94% (2009, 100%) of the concentrate and doré sales revenue.

		Metal sales	Three months ended March 31
		Customer	2010
			$

		1	40,060
		2	21,690
		3	17,977
		4	9,981
		5	5,704
		Total	95,412
		% of total metal sales	94%

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

							March 31	December 31
			Less than			After	2010	2009
			1 year	1-3 years	4-5 years	5 years	Total	Total
			$	$	$	$	$	$
		Accounts payable and
		accrued liabilities	40,610	-	-	-	40,610	36,033
		Long-term debt	-	-	54,153	184,120	238,273	258,467
		Interest payable on
		long-term debt	21,120	42,239	40,860	46,030	150,249	147,352
		Gold contracts	20,288	40,156	36,626	-	97,070	95,986
			82,018	82,395	131,639	230,150	526,202	537,838

In the opinion of management, the working capital from continuing operations of $386.3 million at March 31, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects. A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, the Company may not need external financing to repay its long-term debt in 2014 and 2017.

	(c)	Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

		(i)	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

		(ii)	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

	(c)	Currency risk

accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

					March 31, 2010
			Canadian	Australian	Mexican	Chilean
			dollar	dollar	peso	peso

		Cash and cash equivalents	262,056	28,618	1,403	284
		Investments	2,149	-	-	-
		Accounts receivable	328	8,945	7,546	-
		Reclamation deposit	6,400	-	-	-
		Prepayment option	1,907	-	-	-
		Accounts payable and accruals	(11,225)	(11,135)	(8,503)	(128)
		Reclamation and closure cost obligations	(1,938)	(8,669)	(4,942)	-
		Share award units	(1,070)	-	-	-
		Long-term debt	(213,998)	-	-	-
		Gross balance sheet exposure	44,609	17,759	(4,496)	156

					December 31, 2009
			Canadian	Australian	Mexican	Chilean
			dollar	dollar	peso	peso

		Cash and cash equivalents	165,147	32,008	2,670	18
		Investments	45,890	-	-	-
		Accounts receivable	549	3,922	5,674	-
		Reclamation deposit	6,211	-	-	-
		Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
		Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
		Long-term debt	(206,653)	-	-	-
		Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

		(iii)	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. As described in Note 18 (b) (ii), some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 18 (c) (ii) by the amounts shown below.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

	(c)	Currency risk

			2010	2009
			$	$

		Canadian dollar	4,461	277
		Australian dollar	1,763	1,603
		Mexican peso	(450)	(478)
		Chilean peso	16	-
			5,790	1,402

	(d)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  In particular, the Company is exposed to interest rate changes on short term investments which are included in cash and cash equivalents.  The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.4 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

	(e)	Price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

		•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
		•	global or regional political or economic crises;
		•	the relative strength of the U.S. dollar and other currencies;
		•	expectations with respect to the rate of inflation;
		•	interest rates;
		•	purchases and sales of gold by central banks and other holders;
		•	demand for jewelry containing gold; and
		•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition described in Note 4, the Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a).   At March 31, the Company had remaining gold forward sales contracts for 313,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 57 months.

In the first quarter of 2010, the Company’s revenues and cash flows were not impacted significantly by relatively stable copper prices primarily in the range of $3.18 and $3.48 per pound.  There is a time lag between the time of shipment for copper and final pricing and

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

	(e)	Price risk (continued)

changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of March 31, 2010, working capital includes copper concentrate receivables totalling 1.6 million pounds. A $0.10 change in copper price would have an impact of $0.2 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  As described in Note 11 (b), the Company has entered into fuel contracts to mitigate these price risks. At March 31, 2010, the Company had a remaining commitment to purchase 2.2 million gallons of diesel over the next 9 months.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

		A 10% change in prices would impact the Company’s net earnings (loss) before taxes from continuing operations and other comprehensive income before taxes as follows:

					Three months ended March 31
			2010	2010	2009	2009
				Other		Other
			Net	Comprehensive	Net	Comprehensive
			Earnings	Income	Earnings	Income
			$	$	$	$

		Gold price	8,248	29,796	3,530	-
		Copper price	1,375	-	468	-
		Silver price	331	-	467	-
		Fuel price	729	565	-	-
		Share award unit	107	-	-	-

19.	Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.	Fair value measurement (continued)

	At March 31, 2010 and December 31, 2009, the Company’s financial assets and liabilities are categorized as follows:

				March 31, 2010
				Financial
				Assets
				Liabilities at
		Loans and	Held at	Amortized
		Receivables	Fair value	Cost	Total
		$	$	$	$
	Financial Assets
	Cash and cash equivalents	-	343,715	-	343,715
	Accounts receivable	15,644	-	-	15,644
	Fuel contract	-	726	-	726
	Prepayment option	-	1,907	-	1,907
	Investments	-	2,149	-	2,149
	Reclamation deposits	-	17,832	-	17,832
	Financial Liabilities
	Accounts payable and accrued liabilities	-	-	39,539	39,539
	Long-term debt	-	-	217,704	217,704
	Gold contracts	-	97,070	-	97,070
	Share award units	-	1,071	-	1,071

				December 31, 2009
				Financial
				Assets
				Liabilities at
		Loans and	Held at	Amortized
		Receivables	Fair value	Cost	Total
		$	$	$	$
	Financial Assets
	Cash and cash equivalents	-	262,325	-	262,325
	Restricted cash	-	9,201	-	9,201
	Accounts receivable	10,345	-	-	10,345
	Fuel contract	-	706	-	706
	Prepayment option	-	-	-	-
	Investments	-	45,890	-	45,890
	Reclamation deposits	-	17,646	-	17,646
	Financial Liabilities
	Accounts payable and accrued liabilities	-	-	35,816	35,816
	Long-term debt	-	-	237,544	237,544
	Gold contracts	-	95,986	-	95,986
	Share award units	-	217	-	217

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.	Fair value measurement (continued)

	At March 31, 2010 and December 31, 2009, the carrying values and the fair values of the Company’s financial instruments are shown in the following table.

		March 31, 2009		December 31, 2009
		Carrying	Fair	Carrying	Fair
		Value	Value	Value	Value
		$	$	$	$
	Financial Assets
	Cash and cash equivalents	343,715	343,715	262,325	262,325
	Restricted cash	-	-	9,201	9,201
	Accounts receivable	15,644	15,644	10,345	10,345
	Fuel contract	726	726	706	706
	Prepayment option	1,907	1,907	-	-
	Investments	2,149	2,149	45,890	45,890
	Reclamation deposits	17,832	17,832	17,646	17,646
	Financial Liabilities
	Accounts payable and accrued liabilities	39,539	39,539	35,816	35,816
	Long-term debt	217,704	256,980	237,544	265,696
	Gold contracts	97,070	97,070	95,986	95,986
	Share award units	1,071	1,071	217	217

The senior secured notes and the subordinated convertible debentures are traded on a public exchange.  The fair value estimates for these notes have been estimated using the March 31, 2010 and December 31, 2009 closing prices.  The term loan facility and the El Morro project funding are floating rate facilities whose carrying value approximates fair value.

The Company has certain financial assets and liabilities that are held at fair value.  Cash and cash equivalents, restricted cash and reclamation deposits fair values approximate their historic value due to the short term nature of these items.  The fuel contract, investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.	Fair value measurement (continued)

	The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are fair valued on a recurring basis.

				2010
		Level 1	Level 2	Level 3
		$	$	$

	Cash and cash equivalents	343,715	-	-
	Fuel contracts	-	726	-
	Prepayment option	-	1,907	-
	Gold contracts	-	(97,070)	-
	Investments	-	2,194	-
	Share award units	-	1,071	-

20.	Related Parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $1.4 million for the three months ended March 31, 2010 (2009 - $0.4 million).  At March 31, 2010, the Company had $0.7 million included as accrued liabilities related to this company (December 31, 2009 - $1.3 million).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro Project as described in Note 9.  That company is now the 70% owner manager of the El Morro Project.

21.	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

	(a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations.  At March 31, 2010, these commitments totaled $22.9 million, of which $16.9 million are expected to fall due over the next 12 months.

	(b)
The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project in 2008. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
March 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.	Commitments and contingencies (continued)

(c)
The Company has recognized a contingent liability for certain claims against the Amapari Mine, which includes claims alleging adverse impact of the quality of William Creek, infraction notices alleging rents payable for land occupation and other claims alleging environmental damage. The Company is defending against these claims. The amount has been included in liabilities of assets held for sale.  Not all of the claims will result in the Company being required to make payments to the claimants.  As well, these items were assumed by Beadell upon closing of the Amapari Mine sale on April 13, 2010. As part of the agreement selling the Amapari Mine, the Company provided general indemnity for one year in connection with the representations and obligations of the Company under the sale agreement.  The indemnity is limited to claims in excess of an amount equal to $5.0 million and in no event shall the aggregate amount of all claims exceed $10 million.

(d) El Morro Transaction

On January 13, 2010, the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper‐gold project. New Gold intends to defend the action vigorously. No amounts have been accrued for any potential loss under this claim.

(e)
Cerro San Pedro Mine The Company has a history of legal challenges to its Cerro San Pedro Mine.  In November 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order requiring the Cerro San Pedro Mine to suspend mining. The mining suspension followed a ruling by the Federal Court of Fiscal and Administrative Justice nullifying the mine's Environmental Impact Statement which was issued in 2006. Mining operations resumed in December 2009 after the Company was granted an injunction which temporarily overturns the PROFEPA order to suspend mining operations.  The renewal of the Cerro San Pedro Mine explosives permits was subsequently challenged by a group opposed to the mine. On March 17, 2010, the restrictions to the explosives permits were removed allowing full operations to resume. The restrictions were lifted following a ruling by a Federal District Court in San Luis Potosí that overturns an earlier court order prohibiting the use of explosives at the Mine. Hearings are ongoing in relation to the nullification of the mine’s Environmental Impact Statement.

22.	Subsequent events

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which holds the Amapari Mine and other related assets, to Beadell. The agreement with Beadell was modified on March 31, 2010 whereby the Company would now dispose of its interest in the Amapari Mine for $53.0 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  The transaction closed on April 13, 2010.  Proceeds to the Company were $37.0 million in cash and 115 million Beadell shares valued at $16.0 million.  The Company has designated its investment in Beadell as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income.

23.	Comparative presentation

Certain prior year information has been reclassified to conform to current year presentation.